Exhibit 99.1Exhibit 99.1

E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 2 Cautionary Note Regarding Forward-Looking Statements Certain statements contained in this presentation constitute forward-looking information and statements within the meaning of applicable securities law (collectively, forward-looking statements ). Forward-looking statements in this presentation include, but are not limited to: our financial targets (including our annual net revenue growth, adjusted EBITDA, and net income targets; employee count; and ROIC target), our expectations regarding organizational reshaping, our anticipated business and geographical mix, our expectations regarding economic and industry trends in the sectors and regions in which we operate, our acquisition strategy, our capital deployment strategy, and our overall growth strategy. These statements describe management’s expectations as of December 3, 2019 and are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that this information may not be appropriate for other purposes. Stantec does not undertake any obligations to publicly update or revise any forward-looking statements except as required by law. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are cautioned not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Risk factors include, but are not limited to, the risk of an economic downturn, decreased spending in the private and/or public sectors, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions about our company. For more information about how other material risk factors could affect our results, please refer to the Risk Factor section in our 2018 Annual Report incorporated herein by reference. Readers can access our Annual Report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or on Stantec’s website at stantec.com. In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2020 and beyond and their effect on our business. These key factors and assumptions are outlined thoroughly in our press release dated December 3, 2019.E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 2 Cautionary Note Regarding Forward-Looking Statements Certain statements contained in this presentation constitute forward-looking information and statements within the meaning of applicable securities law (collectively, forward-looking statements ). Forward-looking statements in this presentation include, but are not limited to: our financial targets (including our annual net revenue growth, adjusted EBITDA, and net income targets; employee count; and ROIC target), our expectations regarding organizational reshaping, our anticipated business and geographical mix, our expectations regarding economic and industry trends in the sectors and regions in which we operate, our acquisition strategy, our capital deployment strategy, and our overall growth strategy. These statements describe management’s expectations as of December 3, 2019 and are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that this information may not be appropriate for other purposes. Stantec does not undertake any obligations to publicly update or revise any forward-looking statements except as required by law. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are cautioned not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Risk factors include, but are not limited to, the risk of an economic downturn, decreased spending in the private and/or public sectors, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions about our company. For more information about how other material risk factors could affect our results, please refer to the Risk Factor section in our 2018 Annual Report incorporated herein by reference. Readers can access our Annual Report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or on Stantec’s website at stantec.com. In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2020 and beyond and their effect on our business. These key factors and assumptions are outlined thoroughly in our press release dated December 3, 2019.

EXCELLENCE INNOVATION PEOPLE GROWTH 3

Design with Community in Mind

EXCELLENCE INNOVATION PEOPLE GROWTH 4

REDEFINING OUR VISION

Top 10 global design firm that maximizes long-term, sustainable value

Laying the groundwork for our next chapter

Returned to pure play design focus	Strengthened alignment with shareholders	Drive earnings growth through efficiency	Rigorous and disciplined approach to capital allocation
• Sold construction business	• Introduced TSR as management incentive • Discontinued option plan	• Reshaping workforce initiative	• Reduced leverage • Share buy-back • Disciplined M&A

EXCELLENCE INNOVATION PEOPLE GROWTH 5

Stantec's strategy


DESIGN WITH COMMUNITY IN MIND
EXCELLENCE
INNOVATION
GROWTH
PEOPLE
CLIENTS
CREATING COMMUNITIES

Our vision is:

To be a top-10 global design firm that maximizes long-term, sustainable value.

Our strategy is:

To grow and diversify sustainably for the benefit of our clients, employees and shareholders.

We will do this through:

Strong execution, efficient operations, and disciplined capital allocation while delivering a great client experience.

We will measure our success through:

Strong earnings per share growth, improved returns on invested capital, balance sheet stability, employee engagement and client satisfaction.

EXCELLENCE INNOVATION PEOPLE GROWTH 6

Evolving Stantec for the future



Gord Johnston
President & Chief Executive Officer

Theresa Jang
Chief Financial Officer

Stuart Lerner
Chief Operating Officer, North America

Catherine Schefer
Chief Operating Officer, Global

Tino DiManno
Chief Business Officer

Steve Fleck
Chief Practice Officer

Marshall Davert
Chief Innovation Officer

Emree Siaroff
Chief Human Resources Officer

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Miami-Dade Consent Decree
Miami, Florida

Excellence

Execution | *Efficiency* | *HSSE* | *Sustainability*

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Enhancing operational performance


Execution Improves Gross Margin
Efficiency Decreases A&M Costs
Project size, complexity & PM competency matching
Scalable processes
Scope and pricing
Work sharing
Reducing overhead
Contract management
Enabling resources
Execution
Efficiency
Organizational structure
Integration synergies
Risk review and management
Functional services teams
Business process engineering
Globalization

WE ARE DRIVEN TO ACHIEVE

MAINTAIN GROSS MARGIN AT

53 - 55%

OF NET REVENUE

BY 2022:
DECREASE A&M COSTS AS A PERCENTAGE OF NET REVENUE

≥50

BASIS POINTS

E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 9 W E A R E D R I V E N TO A C H I E V E Environment, social & governance We actively manage our environmental, social, and governance impacts, both in how we operate our business and how we support clients 36% • Business Conduct: 100% compliance with our 2018 SCOPE 1 AND 2 EMISSIONS Code of Business Conduct REDUCTION STATUS - WE ARE AHEAD OF OUR 2028 TARGET • SaferTogether: A culture of safety • Sustainable Design: An industry leader • Indigenous Communities: Partnering and building capacity Recognized by CDP • Climate Change: Reducing emissions and for climate leadership helping communities prepare with an A– score. <0.5 Emissions per Employee by Year TOTAL RECORDABLE INCIDENT RATEE X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 9 W E A R E D R I V E N TO A C H I E V E Environment, social & governance We actively manage our environmental, social, and governance impacts, both in how we operate our business and how we support clients 36% • Business Conduct: 100% compliance with our 2018 SCOPE 1 AND 2 EMISSIONS Code of Business Conduct REDUCTION STATUS - WE ARE AHEAD OF OUR 2028 TARGET • SaferTogether: A culture of safety • Sustainable Design: An industry leader • Indigenous Communities: Partnering and building capacity Recognized by CDP • Climate Change: Reducing emissions and for climate leadership helping communities prepare with an A– score. <0.5 Emissions per Employee by Year TOTAL RECORDABLE INCIDENT RATE

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The Beat, Boston, Massachusetts

Innovation

Enabling growth | The creativity & innovation funnel | Digital transformation

E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 11 Enabling Growth Our innovation Our Creativity & commercialization funnel Innovation (C&I) program nurtures the efforts of our people as they develop any idea that benefits us, our clients and communities, our competitive position, or our financial performance. We are strengthening this program through inspired leadership and increased funding to support these initiatives.E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 11 Enabling Growth Our innovation Our Creativity & commercialization funnel Innovation (C&I) program nurtures the efforts of our people as they develop any idea that benefits us, our clients and communities, our competitive position, or our financial performance. We are strengthening this program through inspired leadership and increased funding to support these initiatives.

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The digital landscape



BUILDINGS
Generative Design
Business Intelligence
Virtual Reality
ENERGY & RESOURCES
mTools
Project Managment Complex
ENVIRONMENTAL SERVICES
eDNA
Remote Sensing
Data Analytics
Business Intelligence
Parametric Design
INFRASTRUCTURE
FAMs
Stantec Analytics
ICON
WATER
Baseline Systems Supporting Our Backoffice

Digital Strategy Framework:

1

Technology adding value to clients and communities

2

Technology driving delivery effectiveness and shareholder value

3

Technology achieving digital efficiency, resiliency and security

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eDNA
Working with the University of Guelph and Precision Biomonitoring, we have deployed a hand-held tool to sample, extract, and analyze eDNA for the presence of target species in the field.
20 projects won

WE ARE DRIVEN TO ACHIEVE

TARGET:

>3/year

INITIATIVES COMMERCIALIZED

E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 14 People Building an inspired culture | Our people strategyE X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 14 People Building an inspired culture | Our people strategy

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Building an inspired culture

Agile, nimble, entrepreneurial, focused on our clients and on winning and delivering exceptional projects.



Culture through community

Career Empowerment Program

Employee Resource Groups

Developing Professionals Group

Employee Engagement Programs

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Our people strategy


Talent Review & Succession
Employee Engagement
Learning & Organizational Development
Total Rewards

WE ARE DRIVEN TO ACHIEVE

>85%
INCLUSION & DIVERSITY ENGAGEMENT

<12%
EMPLOYEE RETENTION VOLUNTARY TURNOVER

EXCELLENCE INNOVATION PEOPLE **GROWTH** 17



SEVA residences – foot bridge and marsh development, Candiac, Quebec

Growth

Growth targets | *Business mix*

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Growth

Continued diversification through organic and acquired growth to **enhance long-term earnings stability**



WE ARE DRIVEN TO ACHIEVE

2022 Targets

ADJUSTED EARNINGS PER SHARE

>11%

CAGR

RETURN ON INVESTED CAPITAL

>10%

NET REVENUE

>10%

CAGR

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Strong macro trends support our continued growth

Key Market Trends:
CLIMATE CHANGE, URBANIZATION, GEOPOLITICS AND BREAKTHROUGH TECHNOLOGY

Strategic Growth Opportunities:



COASTAL RESILIENCE

US$300B[1]



ECOSYSTEM RESTORATION

US$9,000B[1]



SMART CITIES AND URBAN PLACES

US$1,700B[2]



ENERGY REMIX

US$13,040B[3]

US$24 Trillion
TOTAL SPEND IN THE NEXT DECADE

US$2 Trillion
ADDRESSABLE ENGINEERING AND DESIGN SPEND

1) United Nations by 2030
2) Navigant Research by 2030
3) IEA by 2025

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Organic growth pillars

CAMPAIGNS

By **identifying** and **prioritizing** our most important markets, critical campaigns, strategic pursuits and channeling resources toward those opportunities.

ACCOUNT MANAGEMENT

By **sharpening** our approach to client relations, focusing efforts on clients with the highest potential for growth and long-term strategic partnerships.

MARKET POSITIONING

By **strengthening** our external positioning with strategic marketing and client engagement efforts to be seen as thought leaders who deeply understand client and community needs.

We will pursue and win work that transforms our communities and inspires our employees.

WE ARE DRIVEN TO ACHIEVE

2 - 5%

ANNUAL ORGANIC NET REVENUE GROWTH

>80%

CLIENT SATSIFACTION

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The story of environmental services growth

Now generating over $500M in annual Net Revenue[1] and double-digit organic growth[2]

2002
Beak International

2003
Ecological Services Group

2004
Sear-Brown

2007
FMSM Engineers, Inc.
Woodlot Alternatives, Inc.

2008
R.D. Zande & Associates, Inc.
SECOR International, Inc.

2009
Jacques Whitford

2010
Tetres Consultants Inc.
Natural Resources Consulting, Inc.
Eco:Logic Engineering, Inc.
WilsonMiller, Inc.

2011
Entran, Inc.
Bonestroo, Inc.

2012
Greenhorne & O'Mara
C3TS

2013
Cambria Gordon

2014
Williamsburg Environmental Group
JBR Environmental

2015
KBR Infrastructure

2016
MWH

2017
North State Resources

2018
True Grit Engineering
ESI Ltd.
Norwest

[1]Q3 2019 TTM
[2]Q3 2019 YTD

EXCELLENCE INNOVATION PEOPLE **GROWTH** 22

Acquisition priorities going forward


Continue to grow in **North America**.
Grow our **Australia** and **New Zealand** business.
Diversify our **European** operations.

Expand our Portfolio

Winning projects that neither firm could win alone.

Expand our Market

Penetrating a sector or geography we could not have absent the acquisition.

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Growing across verticals to promote earnings stability

Growth will continue across all business units
Infrastructure ↗
Buildings ⬆
Water ⬆
Environmental ⬆
E&R ↗

Maintain weighting of 85% or higher toward **non-cyclic industries.**


Energy & Resources
Environmental Services
Water
Optimal Revenue Mix
Infrastructure
Buildings

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Disciplined acquisition growth

Small and medium-sized acquisitions that meet our minimum requirements:

Accretive to earnings
- Risk adjusted internal rate of return must be > weighted average cost of capital.

Synergistic opportunities
- Earnings potential as a whole must be greater than the parts.

Global platform
- Earnings expansion by placing acquisitions on global back office and marketing platform

Fits our risk profile

Business and cultural fit

EXCELLENCE INNOVATION PEOPLE GROWTH 25



Bhote Koshi Hydropower Project
Bhoti Koshi River, Sindhulpalchok District, Nepal

Financial Highlights

Capital deployment | *Balance sheet* | *Financial targets*

EXCELLENCE INNOVATION PEOPLE GROWTH 26

Capital allocation strategy has evolved

More than $500M

Returned to shareholders since 2010


Capital Returned to Shareholders ($ millions)
Share Repruchases
Dividends
4.9
11.1
20.6
29.8
33.6
38.3
46.1
18.2
55.5
14.4
61.3
74.7
63.9
32.1
2010
2011
2012
2013
2014
2015
2016
2017
2018
YTD 2019
3-year plan
Significant Events
Dividend initiated
Stock option program cancelled
TSR adopted as a long-term incentive plan metric
Continued focus on disciplined capital allocation: Moderated growth CAGR; commitment to more rigorous pursuit of small & medium sized acquisitions

WE ARE DRIVEN TO ACHIEVE

25 - 30%
DIVIDEND PAY OUT RATIO

>11%
ADJUSTED EPS CAGR

>10%
RETURN ON INVESTED CAPITAL BY 2022

EXCELLENCE INNOVATION PEOPLE GROWTH
27

Our ongoing capital allocation philosophy

Focused on achieving the best risk adjusted returns


Operating cash flow
Our core commitments
Sustaining CapEx
Maintaining a strong balance sheet
Base dividend
Excess Cash Flow
Competing capital for the best risk adjusted returns
Share buyback
Growth
Organic and innovation
Acquisitions
EPS Growth

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Balance sheet strength



Net Debt to Adjusted EBITDA (TTM)
Net debt to Adjusted EBITDA presented excluding the adoption of IFRS 16
With IFRS 16
3.5
3
2.5
2
1.5
1
0.5
0
2014
2015
2016
2017
2018
2019

WE ARE DRIVEN TO ACHIEVE

1.0 - 2.0x

NET DEBT : ADJUSTED EBITDA WITH IFRS 16

When compelling, strategic opportunities arise, we are willing to flex above target range but with a line of sight to being back within the range in 12 months.

Continued focus on days sales outstanding and return on net working capital

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Our 2022 Targets

Ruwais Marina District, Rumais, Abu Dhabi, UAE

NET REVENUE	ADJUSTED EBITDA MARGIN	ADJUSTED EARNINGS PER SHARE	RETURN ON INVESTED CAPITAL
>10% CAGR	**16-17%** OF NET REVENUE	**>11%** CAGR	**>10%**

E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 30 2020 targets and guidance Targets: (1) Adjusted EBITDA 11.0% 12.0% 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% 19.0% 20.0% 21.0% (% of net revenue) (1) Adjusted Net Income 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% (% of net revenue) 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% Return on Invested Capital Guidance: Gross Margin 49.0% 50.0% 51.0% 52.0% 53.0% 54.0% 55.0% 56.0% 57.0% 58.0% 59.0% (% of net revenue) Administrative & Marketing Expenses 33.0% 34.0% 35.0% 36.0% 37.0% 38.0% 39.0% 40.0% 41.0% 42.0% 43.0% (% of net revenue) 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 Net Debt to Adjusted EBITDA (1) Adjusted EBITDA and adjusted net income are non-IFRS measures (discussed in the Definition section of Stantec’s 2018 Annual Report and the Q3 2019 Management’s Discussion & Analysis). *2019 Target Range was previously published in the 2018 Annual Report. Certain targets were revised in Q1 19 for the adoption of IFRS 16 and incorporation of adjusted measures. E X C E L L E N C E I N N O V A T I O N P E O P L E G R O W T H 30 2020 targets and guidance Targets: (1) Adjusted EBITDA 11.0% 12.0% 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% 19.0% 20.0% 21.0% (% of net revenue) (1) Adjusted Net Income 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% (% of net revenue) 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% Return on Invested Capital Guidance: Gross Margin 49.0% 50.0% 51.0% 52.0% 53.0% 54.0% 55.0% 56.0% 57.0% 58.0% 59.0% (% of net revenue) Administrative & Marketing Expenses 33.0% 34.0% 35.0% 36.0% 37.0% 38.0% 39.0% 40.0% 41.0% 42.0% 43.0% (% of net revenue) 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 Net Debt to Adjusted EBITDA (1) Adjusted EBITDA and adjusted net income are non-IFRS measures (discussed in the Definition section of Stantec’s 2018 Annual Report and the Q3 2019 Management’s Discussion & Analysis). *2019 Target Range was previously published in the 2018 Annual Report. Certain targets were revised in Q1 19 for the adoption of IFRS 16 and incorporation of adjusted measures.

EXCELLENCE INNOVATION PEOPLE GROWTH 31

Stantec's strategy


DESIGN WITH COMMUNITY IN MIND
EXCELLENCE
INNOVATION
GROWTH
PEOPLE
CLIENTS
CREATING COMMUNITIES

Our vision is:

To be a top-10 global design firm that maximizes long-term, sustainable value.

Our strategy is:

To grow and diversify sustainably for the benefit of our clients, employees and shareholders.

We will do this through:

Strong execution, efficient operations, and disciplined capital allocation while delivering a great client experience.

We will measure our success through:

Strong earnings per share growth, improved returns on invested capital, balance sheet stability, employee engagement and client satisfaction.

EXCELLENCE INNOVATION PEOPLE GROWTH 32



SR 90 Tamiami Trail - Bridging from East of Osceola Camp to West of Airboat Association of Florida

Q&A

2022 – Clear vision

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33

Appendix

Targets	2020
(In millions of Canadian dollars, unless otherwise stated)	
Adjusted EBITDA as % of net revenue (note 1)	15.5% to 16.5%
Adjusted net income as % of net revenue (note 1)	At or above 6.0%
Return on Invested Capital (note 2)	At or above 9.0%
Guidance	
Gross Margin as a % of net revenue	53% to 55%
Administrative and Marketing expenses as a % of net revenue	37% to 39%
Net Debt to Adjusted EBITDA	1.0x to 2.0x
Capital expenditures	$75 to $80
Software additions	$3 to $7
Depreciation on property and equipment	$60 to $65
Depreciation on lease assets	$113 to $118
Amortization of intangible assets related to acquisitions	$34 to $39
All other Amortization of intangible assets	$14 to $18
Effective tax rate (without discrete transactions)	28%
Earnings pattern	40% in Q1 and Q4 60% in Q2 and Q3
Days sales outstanding (DSO) (notes 1, 3)	90 days

Note 1: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of our MD&A found in Stantec's 2019 Third Quarter Report and in 2018 Annual report).
Note 2: ROIC is a non-IFRS metric we use to evaluate our returns generated on our debt and equity capital. It represents our net income before tax adjusted interest relative to our average aggregate debt and shareholders' equity. Our method of calculating ROIC may differ from methods presented by other companies.
Note 3: DSO of 90 days incudes deferred revenue. Excluding deferred revenue, DSO would be 103 days.